

April 7, 2011

Via E-mail
Dean A. Scarborough, Chief Executive Officer
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

    RE: **Avery Dennison Corporation**
        Form 10-K for Fiscal Year Ended January 1, 2011
        Filed February 28, 2011
        File No. 1-7685

Dear Mr. Scarborough:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Management's Discussion and Analysis
Analysis of Results of Operations

Provision (Benefit from) Income Taxes, page 18

1. We note from your disclosure in Note 11 that your effective tax rate reflects a benefit from a local statutory write down of certain investments in Europe and the releases and accruals of certain tax reserves. Please provide us with and confirm in future Exchange Act filings you will revise to include a detailed discussion of each of these items and a discussion of whether you expect them to continue to impact your income tax accounts.

2. In connection with the comment above, please provide us with and confirm in future Exchange Act filings you will revise to provide a detailed discussion of the discrete tax

planning event that is expected to lower cash tax payments over the coming years that was referred to in your 2010 4th quarter earnings call.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Contingencies

Environmental Matters, page 52

3. We note you have accrued environmental remediation liabilities for certain sites where it is probable that a loss will be incurred and the cost can be reasonably estimated. Please tell us, and confirm in future filings you will disclose, the amount or range of reasonably possible environmental remediation losses to which you are exposed. If such range cannot be estimated or is not material to the financial statements, state so. Refer to FASB ASC 450-20-50-3.

Part IV

Item 15. Exhibits

4. We note that exhibits 10.18.2, 10.31.2, 10.35, and 10.36 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. We also note that you have not filed all of the schedules, annexes, and/or exhibits to Exhibit 10.1 to the Form 10-Q filed on August 7, 2008. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, staff accountant at (202) 551-3774 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director